Filed pursuant to Rule 424(b)(3)
Registration No. 333-141899

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount To Be Registered(1)	Maximum Offering Price Per Share(2)	Maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $5.00 par value per share	140,324	$19.50	$ 2,735,975	$ 108
Common Stock, $5.00 par value per share	3,732,576	$15.33	$57,220,390	$2,245

(1)	Includes 3,732,576 shares available under the direct stock purchase plan as of March 13, 2009. Also includes 140,324 shares sold between December 1, 2008 and March 13, 2009 for an aggregate purchase price of $2,735,974.90 at an average price per share of approximately $19.50.

(2)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) promulgated under the Securities Act, and based on (i) the average price per share of shares of common stock sold between December 1, 2008 and March 13, 2009 and (ii) the average of the high and low prices of the common stock reported on the New York Stock Exchange on March 9, 2009.

(3)	The filing fee related to the common stock offered by means of this prospectus has been previously transmitted to the SEC in connection with previously filed registration statements and carried forward pursuant to Rule 457(p) by means of the registration statement filed on April 5, 2007. This table shall be deemed to update the “Calculation of Registration Fee” table in such registration statement filed on April 5, 2007. As of March 13, 2009, and after giving effect to this offering, $125,567 of previously paid registration statement fees remain available.

Prospectus

WESTAR ENERGY, INC.

Direct Stock Purchase Plan

The Westar Energy Direct Stock Purchase Plan (the Plan) provides a simple and convenient way for current and potential investors to purchase shares of our common stock through optional cash investments and the reinvestment of their quarterly dividends. The Plan offers:

•	Automatic reinvestment of some or all of your cash dividends

•	Initial purchase of common stock or purchase of additional shares of common stock

•	“Safekeeping” in book-entry form of your common stock at no cost

You do not have to be a current shareholder to participate in the Plan. You can purchase your first shares of our common stock by making an initial investment of not less than $250 and not more than $10,000. In certain circumstances, we may permit greater investments. Shares purchased for participants’ accounts under the Plan will be purchased on the open market by an Independent Agent (as described below) or acquired directly from us as original issue shares or from treasury shares held by us.

The purchase price of the shares of common stock purchased on the open market under the Plan will be the weighted average price (including brokerage commissions) of all shares acquired by the Independent Agent for the Plan during an investment period (as described below).

The purchase price of original issue shares or treasury shares of common stock issued and sold by us under the Plan in connection with dividend reinvestments and optional purchases up to the maximum monthly amount will be the average of the high and low sale prices for our common stock on the New York Stock Exchange Composite Transaction Report for the three trading days immediately preceding the investment date or dividend payment date, as applicable (as described below).

The purchase price of shares of common stock sold by us pursuant to Requests for Waiver (as described below) will be the volume weighted average price of our common stock over a pricing period (as described below).

This prospectus relates to 3,872,900 shares of common stock offered for purchase under the Plan.

Our common stock is listed on the New York Stock Exchange under the symbol “WR”.

You should read this prospectus carefully and retain it for future reference.

Investing in our securities involves risk. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 13, 2009

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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This prospectus may not contain all of the information that may be important to you. For complete understanding of this offering and the Company, we encourage you to read this entire document and the documents we refer you to. You should also review “Risk Factors” beginning on page 4 of this prospectus to determine whether an investment in our common stock is appropriate for you. Unless the context otherwise requires, all references in this prospectus to “the Company,” “we,” “us,” “our” or similar words are to Westar Energy, Inc., together with its consolidated subsidiaries. The term “Westar Energy” refers to Westar Energy, Inc. alone and not together with its consolidated subsidiaries.

Our Company

We are the largest electric utility in Kansas. Unless the context otherwise indicates, all references in this prospectus to “the company,” “we,” “us,” “our” and similar words are to Westar Energy, Inc. and its consolidated subsidiaries. The term “Westar Energy” refers to Westar Energy, Inc., a Kansas corporation incorporated in 1924, alone and not together with its consolidated subsidiaries.

We provide electric generation, transmission and distribution services to approximately 679,000 customers in Kansas. Westar Energy provides these services in central and northeastern Kansas, including the cities of Topeka, Lawrence, Manhattan, Salina and Hutchinson. Kansas Gas and Electric Company (KGE), Westar Energy’s wholly-owned subsidiary, provides these services in south-central and southeastern Kansas, including the city of Wichita. KGE owns a 47% interest in the Wolf Creek Generating Station (Wolf Creek), a nuclear power plant located near Burlington, Kansas. Both Westar Energy and KGE conduct business using the name Westar Energy.

In 2008, we generated $1.8 billion in revenues and $177.2 million in earnings. At December 31, 2008, we had $7.4 billion in total assets. Our corporate headquarters is located at 818 South Kansas Avenue, Topeka, Kansas 66612. Our telephone number is (785) 575-6300. Our website address is www.westarenergy.com. Information contained in our website is not part of this prospectus.

Disclosure about Forward-Looking Statements

Certain matters discussed in this prospectus or incorporated by reference into this prospectus are “forward-looking statements.” The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like we “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend” and words of similar meaning. Forward-looking statements describe our future plans, objectives, expectations or goals. Such statements address future events and conditions concerning:

•	amount, type and timing of capital expenditures,

•	earnings,

•	cash flow

•	liquidity and capital resources,

•	litigation,

•	accounting matters,

•	possible corporate restructurings, acquisitions and dispositions,

•	compliance with debt and other restrictive covenants,

•	interest rates and dividends,

•	environmental matters,

•	nuclear operations, and

•	the overall economy of our service area and economic well-being of our customers.

What happens in each case could vary materially from what we expect because of such things as:

•	regulated and competitive markets

•	economic and capital market conditions, including the impact of changes in interest rates and the cost and availability of capital,

•	inflation,

•	execution of our planned capital expenditure program,

•	performance of our generating plants,

•	changes in accounting requirements and other accounting matters,

•	changing weather,

•	the impact of regional transmission organizations and independent system operators, including the development of market mechanisms for energy markets in which we participate,

•	the impact of economic changes and downturns in the energy industry and the market for trading wholesale energy, including counter-party performance,

•

the outcome of the lawsuit filed by the Department of Justice on behalf of the Environmental Protection Agency on February 4, 2009, alleging violations of the Clean Air Act, and developments related to environmental matters including possible future legislative or regulatory mandates related to emissions of presently unregulated gases or substances,

•	political, legislative, judicial and regulatory developments at the municipal, state and federal level that can affect us or our industry, including in particular those relating to environmental laws,

•	the impact of our potential liability to former executive officers for unpaid compensation and the impact of claims they have made against us related to the termination of their employment,

•	the outcome of the Federal Energy Regulatory Commission investigation of our use of transmission service within the SPP,

•

the impact of changes in interest rates on pension and other post-retirement and post-employment benefit liability calculations, as well as actual and assumed investment returns on invested plan assets,

•	the impact of changes in estimates regarding our Wolf Creek Generating Station decommissioning obligation,

•	the impact of adverse changes in market conditions potentially resulting in the need for additional funding for the nuclear decommissioning and pension trusts,

•	changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown or required modification of nuclear generating facilities,

•	uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel storage and disposal,

•	homeland and information security considerations,

•	coal, natural gas, uranium, diesel, oil and wholesale electricity prices,

•	cost, availability and timely provision of equipment, supplies, labor and fuel we need to operate our business, and

•	other circumstances affecting anticipated operations, sales and costs.

These lists are not all-inclusive because it is not possible to predict all factors. This report should be read in its entirety. No one section of this report deals with all aspects of the subject matter. Any forward-looking statement speaks only as of the date such statement was made, and we are not obligated to update any forward-looking statement to reflect events or circumstances after the date on which such statement was made except as required by applicable laws or regulations.

Risk Factors

You should carefully consider the risks described below and in the documents incorporated by reference into this prospectus before investing in our securities. The risks and uncertainties described below are not the only ones we face. Like other companies in our industry, our consolidated financial results will be impacted by weather, the economy of our service territory and the energy use of our customers. The value of our common stock and our creditworthiness will be affected by national and international macroeconomic trends, general market conditions and the expectations of the investment community, all of which are largely beyond our control. In addition, the following statements highlight risk factors that may affect our consolidated financial statements. These are not intended to be an exhaustive discussion of all such risks, and the statements below must be read together with factors discussed elsewhere in this document and in our other filings with the SEC.

Our Revenues Depend Upon Rates Determined by the KCC and FERC

The KCC and FERC regulate many aspects of our business and operations, including the rates that we charge customers for electric service. Retail rates are set by the KCC while wholesale and transmission rates are set by FERC. Both the KCC and FERC use a cost-of-service approach that takes into account historical operating expenses, fixed obligations and recovery of and a return on capital investments. Using this approach, the KCC and FERC set rates at a level calculated to recover such costs and a permitted return on investment. On January 21, 2009, the KCC authorized a $130.0 million increase in our retail rates to reflect our investment in natural gas generation facilities, wind generation facilities and other capital projects, costs attributable to the 2007 ice storm, higher operating costs and an update of our capital structure. The new retail rates became effective on February 3, 2009.

Our Costs May Not be Fully Recovered in Rates

Except to the extent the KCC and FERC permit us to modify our prices by using specific adjustments and riders, such as the RECA, TDC and ECRR, our rates generally remain fixed until changed in a subsequent rate review. We may apply to change our rates or intervening parties may request that our rates be reviewed for possible adjustment.

Equipment Failures and Other External Factors Can Adversely Affect Our Results

The generation and transmission of electricity requires the use of expensive and complicated equipment. While we have maintenance programs in place, generating plants are subject to extended or unplanned outages because of equipment failure, weather, failure by our contractors or subcontractors to meet commitments and other factors largely beyond our control. In such events, we must either produce replacement power from our other, usually less efficient, units or purchase power from others at unpredictable and potentially higher costs in order to meet our sales obligations. In addition, such events can limit our ability to make opportunistic sales to wholesale customers.

Fuel Deliveries Can Be Interrupted or Slowed and Transmission Systems May Be Constrained

Coal deliveries from the PRB region of Wyoming, the primary source for our coal, can be interrupted or can be slowed due to rail traffic congestion, equipment or track failure or loading problems at the mines. This may require that we implement coal conservation efforts and/or take other compensating measures. We experienced these problems and conserved coal to varying degrees in 2006. These measures may include, but are not limited to, reducing coal consumption by revising normal dispatch of generation units, purchasing power or using more expensive power to serve customers and decreasing or, if necessary, eliminating opportunistic wholesale sales. In addition, decisions or mistakes by other utilities may adversely affect our ability to use transmission lines to deliver or import power, thus subjecting us to unexpected expenses or to the cost and uncertainty of public policy initiatives. These factors, along with the prices and price volatility of fuel and wholesale electricity are largely beyond our control. Costs that are not recovered through the RECA could have a material adverse effect on our consolidated financial statements. We engage in energy marketing transactions to reduce risk from market fluctuations, enhance system reliability and increase profits. The events mentioned above could reduce our ability to participate in energy marketing opportunities, which could reduce our profits.

We May Have Material Financial Exposure Relating to Environmental Matters

Under Section 114, the EPA is conducting investigations nationwide to determine whether modifications at coal-fired power plants are subject to the New Source Review permitting program or New Source Performance Standards. These investigations focus on whether projects at coal-fired plants were routine maintenance or whether the projects were substantial modifications that could reasonably have been expected to result in a significant net increase in emissions. The New Source Review program requires companies to obtain permits and, if necessary, install control equipment to address emissions when making a major modification or a change in operation if either is expected to cause a significant net increase in emissions.

The EPA requested information from us under Section 114 regarding projects and maintenance activities that have been conducted since 1980 at three coal-fired plants we operate. On January 22, 2004, the EPA notified us that certain projects completed at Jeffrey Energy Center violated certain requirements of the New Source Review program. On February 4, 2009, the DOJ filed a lawsuit against us in U.S. District Court in the District of Kansas asserting substantially the same claims. A decision in favor of the DOJ and the EPA, or a settlement prior to such a decision, if reached, could require us to update or install emissions controls at Jeffrey Energy Center. Additionally, we might be required to update or install emissions controls at our other coal-fired plants, pay fines or penalties or take other remedial action. Our ultimate costs to resolve the NSR Investigation and the related DOJ lawsuit could be material. We believe that costs related to updating or installing emissions controls would qualify for recovery in the prices we are allowed to charge our customers. If, however, a penalty is assessed against us, the penalty could be material and may not be recovered in rates. We are not able to estimate the possible loss or range of loss at this time.

Our activities are subject to extensive and changing environmental regulation by federal, state and local governmental authorities, particularly relating to air emissions. In addition to laws currently in effect, numerous laws and regulations have been enacted and proposed relating to increasing national and international concern about possible global warming caused by the atmospheric release of CO2 and other gases by industrial and other sources, including the utility industry. On November 15, 2007, the governors of six Midwestern states, including Kansas, signed the Midwest Greenhouse Gas Reduction Accord, under which the member states will, among other things, establish greenhouse gas reduction targets and develop a market-based and multi-sector cap-and-trade mechanism to help achieve such targets. In addition, on October 18, 2007, the KDHE denied an application by an unrelated utility for an air quality permit for two new proposed coal generators in Western Kansas in part because of concerns about the increase in CO2 and emissions and the potential ill effects those plants might have on the environment and health. The KDHE noted that the decision constituted a first step in emerging policy to address existing and future CO2 emissions in Kansas. The Midwest Greenhouse Gas Reduction Accord or other new or changed laws and regulations, as well as third party litigation that may be brought against us or our competitors, could result in requirements to install costly equipment, increase our operating expenses, reduce production from our plants or take other actions we are unable to identify at this time.

The degree to which we may need to reduce emissions and the timing of when such emissions control equipment may be required is uncertain. Both the timing and the nature of required investments depend on specific outcomes that result from interpretation of existing regulations, new regulations, legislation and the resolution of the NSR Investigation and the related DOJ lawsuit described above. Although we expect to recover in our rates most of the costs that we incur to comply with environmental regulations, we can provide no assurance that we will be able to fully and timely recover such costs or the costs of any failure to comply with laws and regulations. Failure to recover these associated costs could have a material adverse effect on our consolidated financial statements.

Accounting Regulations Unique to Public Utilities Could Change

We currently apply the accounting principles of Statement of Financial Accounting Standard (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation,” to our regulated business. As of December 31, 2008, we had recorded $829.2 million of regulatory assets, net of regulatory liabilities. In the event we determined that we could no longer apply the principles of SFAS No. 71, either as: (i) a result of the establishment of retail competition in our service territory; (ii) a change in the regulatory approach for setting rates from cost-based ratemaking to another form of ratemaking; (iii) a result of other regulatory actions that restrict cost recovery to a level insufficient to recover costs; or (iv) a change from current generally accepted accounting principles (GAAP) to another set of standards that does not recognize regulatory assets or liabilities, we would be required to record a charge against income in the amount of the remaining unamortized net regulatory assets. Such an action would materially reduce our shareholders’ equity. We periodically review these criteria to ensure the continuing application of SFAS No. 71 is appropriate. Based upon current evaluation of the various factors that are expected to impact future cost recovery, we believe that our regulatory assets are probable of recovery.

We Face Financial Risks Associated With Wolf Creek

Risks of substantial liability arise from the ownership and operation of nuclear facilities, including, among others, structural problems at a nuclear facility, the storage, handling and disposal of radioactive materials, limitations on the amounts and types of insurance coverage commercially available, uncertainties with respect to the cost and technological aspects of nuclear decommissioning at the end of their useful lives and costs or measures associated with public safety. In the event of an extended or unscheduled outage at Wolf Creek, we would be required to generate power from more costly generating units, purchase power in the open market to replace the power normally produced at Wolf Creek and we would have less power available for sale into the wholesale markets. If we were not permitted by the KCC to recover these costs, such events would likely have an adverse impact on our consolidated financial statements.

Our Planned Capital Expenditures Are Significant To Our Results Of Operations

During the period from 2009 through 2011 and for the immediate years beyond, we plan to continue significant capital expenditures toward large projects including the expansion and modernization of our generation fleet and transmission network. Our anticipated capital expenditures for the period from 2009 through 2011, including costs of removal, are approximately $2.4 billion. Delays in engineering and construction times can occur throughout our industry. Because our capital expenditure program is large in comparison to our revenues and assets, cost increases or delays could materially affect our consolidated financial statements.

In addition, in order to fund our capital expenditure program, we rely to a large degree on access to our short-term credit facility and to long-term capital markets for debt and equity as sources of liquidity for capital requirements not satisfied by the cash flow from our operations. The secured and unsecured debt of Westar Energy and KGE are rated investment grade by all three of the best known rating agencies, but we cannot assure that such debt will continue to be rated investment grade. If the rating agencies were to downgrade Westar Energy’s or KGE’s secured or unsecured debt, our borrowing costs and the interest rates we pay on short-term and long-term debt would likely increase, possibly significantly. Further, market disruptions could increase our cost of borrowing or adversely affect our ability to access financial markets. Additional issuance of equity securities could dilute the value of our shares of our common stock and cause the market price of our common stock to fall. These factors could hinder our access to capital markets and limit or delay our ability to carry out our capital expenditure program.

Further, our recovery of capital expenditures depends in large degree on the outcome of retail and wholesale rate proceedings. Decisions made by the KCC or FERC, or delays in making such decisions, could have a material impact on our consolidated financial statements.

Uncertainty in the Credit Markets and the Impact on the Economy in Our Service Territory

Continuing turmoil in the global credit markets, and the slowing of the global and U.S. economies, may have a number of effects on our operations, financial condition and capital expenditure program. While we cannot provide an exhaustive list of all possible effects, these market conditions may make capital more difficult and costly to obtain; may restrict liquidity available to us through our revolving credit facility; may reduce demand by our customers and increase delinquencies or non-payment by our customers; may adversely impact the financial condition of our suppliers, which may in turn limit our access to inventory or capital equipment; may reduce the credit available to our energy trading counterparties and correspondingly reduce our energy trading activity or increase our exposure to counterparty default; may require us to defer or limit elements of our capital expenditure program; may reduce the value of our financial assets and correspondingly adversely impact our earnings and net cash flow; may require us to provide additional funding to our nuclear decommissioning and pension trusts; and may increase the cost or decrease the availability of insurance to us or make insurance claims more difficult to collect. These and other related effects may have an adverse impact on our consolidated financial statements and in extreme circumstances, the combination of some or all of these effects might impact amounts available for the payment of dividends.

Common Questions about the Plan

1.    Who is eligible to participate in the Plan?

The persons eligible to participate in the Plan include: all U.S. citizens; corporations, partnerships or other entities incorporated or domiciled in the U.S.; and our existing shareholders. Persons who are not U.S. citizens may also participate in the Plan under certain circumstances. See “Enrollment” on page 9.

2.    How do I enroll in the Plan?

If you do not currently own any of our common stock, you can join the Plan by completing an Enrollment Form and returning it to the Plan Administrator with an initial cash investment of not less than $250. If you already own our common stock and are a shareholder of record on our books, you may join the Plan by completing an Enrollment Form, indicating your reinvestment election, and returning it to the Plan Administrator. Current participants in the Plan do not need to take any action to continue to participate. See “Enrollment” on page 9.

3.    May I reinvest the dividends on my common stock if I enroll in the Plan?

Yes. You may elect to have all or a portion of the cash dividends on your common stock automatically reinvested toward the purchase of additional shares of our common stock. See “Dividend Reinvestment” on page 10.

4.    May I purchase additional shares of common stock through the Plan from time to time?

Yes. You may invest up to $10,000 each month in shares of our common stock. The minimum initial cash investment is $250, and any subsequent optional cash investment, once you have enrolled in the Plan, must be at least $50. Optional investments in excess of $10,000 per month may be made only after submission to us of a written request, which we refer to as a “Request for Waiver,” and after we have given our written approval, which we may grant or refuse to grant in our sole discretion. You may make optional investments occasionally or at regular intervals, as you desire. See “Optional Cash Investments” on page 10.

5.    Does the Plan account for fractional shares?

Yes. Your optional cash investments and reinvested dividends will be fully invested, and your account will be credited with the appropriate number of shares, including fractional shares.

6.    Does the Plan provide a “safekeeping” service?

Yes. You may deposit certificates representing our common stock into your Plan account for “safekeeping,” so that the shares will instead be accounted for in book-entry form. You can elect this service without participating in any other feature of the Plan. There is no fee for this service. See “Safekeeping of Stock Certificates in Book-Entry Form” on page 14.

7.    May I sell the shares I hold in the Plan?

Yes. You may sell all or a portion of the shares of our common stock that are credited to your Plan account. A brokerage commission and any required tax withholdings or transfer taxes will be deducted from the proceeds that you receive from the sale. See “Sale of Shares” on page 14.

8.    May I gift or transfer shares from my Plan account?

Yes. You may transfer all or a portion of the shares in your Plan account to another person, whether or not that person is a participant in the Plan. Any required tax withholdings or transfer taxes will be deducted from the number of shares transferred to another person. If that person is not a participant, you must transfer a whole number of shares (no fractional shares). There is no fee for this service. See “Gifts or Transfers of Shares” on page 15.

9.    Will I receive a statement of my account?

Yes. You will receive a statement every month in which there is activity in your account. Plan account transactions include, but are not limited to, initial or optional cash investments, reinvestment of dividends, and deposits, transfers or withdrawals of shares. If you participate in dividend reinvestments, the Plan Administrator will mail you a statement after each quarterly reinvestment. You will receive an annual account statement even if you do not participate in dividend reinvestment. You may also request a statement for your account at any time by contacting the Plan Administrator. See “Statements of Account” on page 15.

10.    What are the fees when I participate in the Plan?

If you make an initial investment, an optional cash investment, or acquire shares through dividend reinvestment, there may be brokerage commissions and fees for the acquisition of shares. There are no fees if we satisfy the requirements of Plan participants by issuing original issue shares or treasury shares of our common stock. If we satisfy the requirements of Plan participants by purchasing shares of our common stock in the open market through an Independent Agent, there is a brokerage commission. If you sell shares held in your Plan account, a transaction fee of $5.00 plus a brokerage commission will be deducted from the net proceeds. Certain other special fees, such as a $15.00 fee for an account history relating to activity prior to August 1995, may also apply. See “Summary of Participation Fees” on page 16.

Westar Energy Direct Stock Purchase Plan

Plan Administration

Westar Energy Shareholder Services is the Plan Administrator for the Plan. The Plan Administrator will receive optional cash investments, direct the purchase and sale of shares of our common stock for Plan participants, keep records, send statements and perform other duties required by the Plan. The Plan Administrator also serves as transfer agent and dividend paying agent for our common stock. We or the Plan Administrator will also appoint an Independent Agent to act on behalf of Plan participants in purchasing and selling shares of our common stock in the open market. See “Purchase of Shares” and “Sale of Shares” on pages 13 and 14, respectively.

Inquiries: You should contact Westar Energy Shareholder Services with questions concerning the Plan or about your account, as follows:

Toll-free: 1-800-527-2495

Shareholder service representatives are available Monday through Friday between the hours of 8:30 a.m. and 4:30 p.m. Central Time, except on market holidays.

In writing: Westar Energy

Shareholder Services

PO Box 750320

Topeka, Kansas 66675-0320

By fax: (785) 575-1796

Email: shareholders@westarenergy.com

Initial and Optional Cash Investments. Send initial cash investments of at least $250 and subsequent optional cash investments of at least $50 per payment to:

Westar Energy

Shareholder Services

PO Box 750320

Topeka, Kansas 66675-0320

Make your check payable to Westar Energy in U.S. dollars drawn on a U.S. bank. If you are not in the United States, contact your bank to verify that it can provide you with a check that can be cleared through a U.S. bank and that the dollar amount printed on the check is in U.S. dollars. Due to the longer clearance period, the Plan Administrator is unable to accept checks that clear through non-U.S. banks. For subsequent optional cash investments, please use the cash investment form attached to your statement to facilitate processing.

Enrollment

You are eligible to participate in the Plan if you are a U.S. citizen; corporation, partnership or other entity incorporated, organized or otherwise formed or domiciled in the U.S.; or one of our existing shareholders. Any person who is not a U.S. citizen may also participate in the Plan if there are no laws or governmental regulations that would prohibit such person from participating or that would affect the terms of the Plan. We reserve the right to terminate participation of any participant if we deem it advisable under any applicable laws or regulations.

If you do not currently own any of our common stock, you may join the Plan by completing an Enrollment Form and returning it to the Plan Administrator together with a check payable to Westar Energy in the amount of at least $250. You may avoid the $250 minimum initial investment if you agree to invest at least $35 per month for 10 consecutive months through the Plan’s Automatic Electronic Investment option (as described on the Enrollment Form). If you desire to make an initial investment of greater than $10,000, you are required to submit to us a Request for Waiver and must receive our approval prior to making your proposed investment. We may grant or refuse to grant our approval of your greater than $10,000 investment in our sole discretion. All checks must be in U.S. dollars and drawn on a U.S. bank. There is no initial enrollment fee. The Plan Administrator will arrange for the purchase of shares for your account but will not pay interest on amounts held pending investment. After the initial shares are purchased, a statement will be mailed to you.

If you already own our common stock and the shares are registered in your name, you may join the Plan by completing an Enrollment Form and returning it to the Plan Administrator or by contacting the Plan Administrator at the number below. If you are currently participating in the Direct Stock Purchase Plan, you are automatically enrolled in the Plan without sending an Enrollment Form. However, if you wish to change your participation in any way, please contact the Plan Administrator at 1-800-527-2495 for instructions.

If your shares are held in a brokerage, bank or other intermediary account (i.e., in “street name”), you may participate in the Plan by instructing your broker, bank or other intermediary account to have your shares transferred into your name and then completing an Enrollment Form or requesting that your broker, bank, or other intermediary account participate in the Plan on your behalf.

Dividend Reinvestment

Options. The Enrollment Form allows you to choose one of the three options listed below regarding your dividends. If not otherwise specified on the Enrollment Form, your account will automatically be set up for full dividend reinvestment. You can change your reinvestment decision at any time by notifying the Plan Administrator. An initial investment option or an investment option change may not apply to a particular dividend if your Enrollment Form is not received by the Plan Administrator at least two business days prior to the record date for that dividend. The dividend record date (the date on which a person or entity must be a registered shareholder of our common stock in order to receive dividends) is currently on or about the 9th day of March, June, September and December. You are encouraged to call the Plan Administrator to determine the exact date.

Your dividend options under the plan are:

•	Full Dividend Reinvestment: The cash dividends, minus any withholding tax, on all shares in your account will automatically be fully reinvested in additional shares of our common stock.

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Partial Dividend Reinvestment: This option allows you to receive a check or electronic deposit of cash dividends, minus any withholding tax, based on a specified number of full shares held in your account. The cash dividend on the remaining shares will be reinvested in additional shares of our common stock. This option could be used to allow you to receive a fixed amount of cash each quarter (assuming the dividend stays the same).

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Optional Cash Investments Only: None of your cash dividends will be reinvested. You will receive a check or electronic deposit for the full amount of cash dividends, minus any withholding tax, paid on the shares held in your Plan account. Optional cash investments may be made at any time.

Shares of our common stock issued and sold by us as a result of your reinvested dividends will be credited on the dividend payment date. Shares of our common stock purchased on the open market will be credited to participating accounts as of the last day on which all purchases for the applicable investment date or dividend payment date are completed. Open market purchases of shares of our common stock made with reinvested dividends may begin three business days before the dividend payment date and will continue until all purchases for that dividend payment date are completed.

Deposit Cash Dividends Electronically. If you choose partial dividend reinvestment or full cash payout of dividends, you can have your cash dividends deposited directly into your bank account, instead of receiving a check by mail. To have your dividends deposited electronically, you must complete and return an Enrollment Form, which can be obtained from the Plan Administrator by calling 1-800-527-2495. Please allow 30 days from the date of our receipt of the completed form for the direct deposit to be established. You may also change your designated bank account for direct deposit or discontinue this feature by notifying the Plan Administrator in writing.

Optional Cash Investments

You can purchase shares of our common stock by using the Plan’s optional cash investment feature. To purchase shares using this feature, you must invest at least $50 at any one time (at least $250 for an initial investment if you are not already a registered shareholder), but you cannot invest more than $10,000 monthly, except as described below under “Optional Investments Over Maximum Monthly Amount.” Any optional cash investment of less than $50 (or less than $250 for an initial investment if you are not already a registered shareholder) and the portion of any optional cash investment or investments totaling more than $10,000 monthly, except for optional investments made pursuant to Requests for Waiver approved by us, will be returned to you without interest. You have no obligation to make any optional cash investments under the Plan.

Investment Dates. Investment dates for optional cash investments will be the 1st and 15th of each month (if this date is not a trading day on the New York Stock Exchange, then the investment date will be the next trading day). Shares of our common stock issued and sold by us will be credited on the investment date. Open market purchases of shares of our common stock made with initial cash payments from enrolling investors and with optional cash payments from current shareholders will begin on the investment date, except that an investment date for optional cash investments pursuant to Requests for Waiver that we have approved will occur only once a month, if at all, on a day that we set at the beginning of the month. Shares of our common stock purchased on the open market will be credited to participating accounts as of the last day on which all purchases for the investment date are completed.

The Plan Administrator must receive optional cash investments, other than optional investments pursuant to Requests for Waiver, no later than three business days before the investment date for those investments to be invested in our common stock beginning on that investment date. Unless instructed otherwise by you in writing, the Plan Administrator may hold those funds and invest them beginning on the next investment date. No interest will be paid on funds held by the Plan Administrator pending investment. Accordingly, you may wish to transmit any optional cash investments so that they reach the Plan Administrator shortly, but not less than three business days, before the investment date. This will minimize the time period during which your funds are not invested. Participants have an unconditional right to obtain the return of any cash payments up to three business days prior to the investment date by sending a written request to the Plan Administrator.

Method of Payment. Your cash payment options under the Plan are as follow:

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By Check: You may make optional cash investments up to the maximum monthly amount by sending the Plan Administrator a check or money order in U.S. dollars drawn on a U.S. bank, and made payable to Westar Energy. If you are not in the United States, contact your bank to verify that it can provide you with a check that clears through a U.S. bank and that the amount to be invested is printed in U.S. dollars. Due to the longer clearance period, the Plan Administrator is unable to accept checks that clear through non-U.S. banks. Do not send cash or third party checks. If you are already enrolled in the Plan, please use the payment form attached to your statement to facilitate processing your investment. Mail your investment and payment form to the Plan Administrator at the address listed on page 9.

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By Automatic Withdrawal from Your Bank Account: If you wish to make regular monthly purchases, you can authorize an automatic monthly withdrawal from your bank account by completing and submitting to the Plan Administrator an Enrollment Form. This feature enables you to make ongoing investments of not less than $35 without writing checks. Funds will be deducted from your account on the 10th day of each month. If this date is not a business day, then the funds will be deducted on the next business day. Those funds will be invested beginning on the next investment date. To be effective for a given month, a new Enrollment Form for automatic bank draft must be received by the Plan Administrator before the last business day of the prior month. You must notify the Plan Administrator in writing at least seven business days before the next scheduled cash withdrawal to change or terminate an automatic withdrawal.

Other forms of payment, such as wire transfers, may be made, but only if the Plan Administrator provides advance approval. Purchases above the maximum monthly amount pursuant to Requests for Waiver that we approve may be made only by wire transfer. Wire transfers made pursuant to a Request for Waiver must be received by 2:00 p.m. Central Time on the first business day prior to the first day of the applicable “pricing period” (as described below). You should direct any inquiries regarding other forms of payment, including wire transfers, to the Plan Administrator as indicated above under “Plan Administration.”

Optional Investments Over Maximum Monthly Amount. Optional cash investments in excess of $10,000 per month (including any initial investments in excess of $10,000) may be made only by investors that submit Requests for Waiver that are approved by us. Any investor that submits a Request for Waiver that is not already a Plan participant and whose Request for Waiver is approved by us must submit a completed Enrollment Form along with the investor’s investment payment. We reserve the right, in our sole discretion, to accept all or any portion of Requests for Waiver each month. Investors who wish to make optional investments in excess of $10,000 per month should telephone us on the first business day of the month at (785) 575-8330 to determine (by a prerecorded message) if we are accepting Requests for Waivers that month. For optional cash investments that exceed $10,000 per month, we must receive a Request for Waiver by facsimile at (785) 575-1796 no later than 2:00 p.m. Central Time on the second business day prior to the first day of the relevant “pricing period.” We will notify any investors whose Requests for Waiver have been approved of such approvals by 9:00 a.m. on the first business day before the first day of the applicable pricing period. The Plan Administrator must receive funds relating to such approved Request for Waiver by wire transfer no later than 2:00 p.m. Central Time on the first business day prior to the first day of the applicable “pricing period.”

We have sole discretion to grant or to refuse to grant a Request for Waiver. In deciding whether to grant a Request for Waiver, we will consider relevant factors, including:

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whether we are issuing new shares or treasury shares of our common stock or, alternatively, whether the Independent Agent is purchasing shares of our common stock in the open market to satisfy the needs of Plan participants;

•	our need for additional funds;

•	the attractiveness of obtaining those funds through the sale of our common stock under the Plan in comparison to other sources of funds;

•	the purchase price likely to apply to any sale of our common stock under the Plan;

•	the party submitting the request, including the extent and nature of that party’s prior participation in the Plan and the number of shares that party holds of record; and

•	the aggregate amount of optional investments in excess of $10,000 for the month for which Requests for Waiver have been submitted.

If Requests for Waiver are submitted for any investment date for a total amount greater than the amount we are then willing to accept, we may honor those requests on any basis that we, in our sole discretion, consider appropriate.

Pricing Period. The purchase price of shares of our common stock purchased pursuant to a Request for Waiver will be calculated pro rata on a daily basis using the volume weighted average price of our common stock obtained from Bloomberg, LP (or a comparable source) for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time, for each trading day during the relevant pricing period above, if applicable, the “threshold price” (as described below). We will announce by prerecorded message (available at (785) 575-8330) how many days are in the pricing period and, if applicable, the threshold price and “waiver discount” (as described below) For example, if a cash investment of $10 million is made pursuant to an approved Request for Waiver for a pricing period of 10 trading days, the number of shares you will receive will be calculated for each day of the pricing period by taking a pro rata portion of your total cash investment for each day of the pricing period, which would be $1 million in this example, and dividing it by the volume weighted average price for that day for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time, less, if applicable, the waiver discount. On the last day of the pricing period, the total investment amount, $10 million in this example, will be divided by the total number of shares acquired over the 10 days (assuming the threshold price is met each day) in order to establish the purchase price per share for your investment.

The Plan Administrator will apply all optional cash investments pursuant to Requests for Waiver that are approved by us and that are received by the Plan Administrator by wire transfer on or before the first business day before the first day of the relevant pricing period to the purchase of shares of our common stock on the next following investment date. All such optional cash investments received after the close of business on the first business day before the first day of the relevant pricing period will be returned without interest.

Threshold Price. We may, in our sole discretion, establish for any pricing period a “threshold price” applicable to optional cash investments made pursuant to Requests for Waiver. The threshold price will be the minimum price applicable to purchases of our common stock pursuant to Requests for Waiver during the applicable pricing period. At least two business days before the first day of the applicable pricing period, we will determine whether to establish a threshold price and, if a threshold price is established, its amount, and will notify the Plan Administrator. We will make that determination, in our sole discretion, after a review of various factors, including current market conditions, the level of participation in the Plan and our current and projected capital needs.

If established for any pricing period, the threshold price will be stated as a dollar amount using the volume weighted average price for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time, must equal or exceed on each trading day of the relevant pricing period. In the event that the threshold price is not satisfied for a trading day in the pricing period or there are no trades of our common stock reported by the New York Stock Exchange for a trading day, then that trading day will be excluded from the pricing period with respect to optional cash investments made pursuant to Requests for Waiver, and all trading prices for that day will be excluded from the determination of the purchase price. For example, if the threshold price is not satisfied for two of the 10 trading days in a pricing period, then the purchase price will be based upon the remaining eight trading days on which the threshold price was satisfied.

A portion of each optional cash investment made pursuant to a Request for Waiver will be returned for each trading day during a pricing period on which the threshold price is not satisfied and for each trading day on which no trades of our common stock are reported on the New York Stock Exchange. The returned amount will equal the total amount of the optional cash investment multiplied by a fraction the numerator of which is the number of trading days that the threshold price is not satisfied or trades of our common stock are not reported on the New York Stock Exchange and the denominator of which is the number of trading days in the pricing period. For example, if the threshold price is not satisfied or if no sales are reported for one of 10 trading days in a pricing period, one-tenth of your optional cash investment will be returned to you without interest.

The establishment of the threshold price and the possible return of a portion of your investment in the event a threshold price is not satisfied apply only to optional cash investments made pursuant to Requests for Waiver. Setting a threshold price for a pricing period will not affect the setting of a threshold price for any subsequent pricing period. We may waive our right to set a threshold price for any pricing period. Neither we nor the Plan Administrator will be required to provide any written notice of the threshold price for any pricing period.

Optional Pricing Period Extension Feature. We may elect to activate for any given pricing period the pricing period extension feature which will provide that the initial pricing period will be extended by the number of days that the threshold price is not satisfied, or on which there are no trades of our common stock reported by the New York Stock Exchange, subject to a maximum extension of five days. If the threshold price is satisfied for any additional day that has been added to the initial pricing period, that day will be included as one of the trading days for the pricing period in lieu of a day on which the threshold price was not met or trades of our common stock were not reported. For example, if the pricing period is 10 trading days, and the threshold price is not satisfied for three out of those 10 days, and we had previously announced at the time of the Request for Waiver acceptance that the optional pricing period extension feature was activated, then the pricing period will automatically be extended for 3 trading days, and if the threshold price is satisfied on the next three trading days, then those three days will be included in the pricing period in lieu of the three days on which the threshold price was not met. As a result, the purchase price will be based upon the ten trading days of the initial and extended pricing period on which the threshold price was satisfied and all of the optional cash investment will be invested (rather than, if we elect to not extend the pricing period, 30% of your proposed optional cash investment being returned to you).

Waiver Discount. We may, in our sole discretion, establish a “waiver discount” of 0% to 5% from the market price applicable to optional cash investments made pursuant to Requests for Waiver. The waiver discount may vary for different investment dates but will apply uniformly to all optional cash investments made pursuant to Requests for Waiver that were accepted with respect to a particular investment date.

We will determine, in our sole discretion, whether to establish a waiver discount after a review of various factors, including current market conditions, the level of participation and our current and projected capital needs. At least two business days before the first day of the applicable pricing period, we will determine whether to establish a waiver discount and, if a waiver discount is established, its amount, and will notify the Plan Administrator. Neither we nor the Plan Administrator will be required to provide any written notice of the waiver discount, if any, for any pricing period.

You may determine the pricing period, threshold price and the waiver discount for any given pricing period by telephoning us at (785) 575-8330 at any time after 8:00 a.m. on the second business day before the first day of the relevant pricing period.

Purchase of Shares

Source of Shares. Shares of our common stock needed to meet the requirements of the Plan for optional cash investments and dividend reinvestments will either be purchased in the open market, by an Independent Agent, or issued directly by us.

Pricing of Shares Purchased in the Open Market. If we elect to satisfy the requirements of the Plan participants through shares purchased in the open market, the price per share will be the weighted average price of all shares purchased by the Independent Agent for the applicable investment period, plus a brokerage commission.

Pricing of Shares Purchased from the Company. If we elect to satisfy the requirements of the Plan participants for dividend reinvestments or for optional cash investments not exceeding $10,000 per month with original issue shares or treasury shares, the price of such shares will be the average of the high and low sales price of our common stock on the New York Stock Exchange Composite Transaction Report for the three trading days immediately preceding the applicable investment date or dividend payment date. We may, in our sole discretion, offer a discount on original issue shares or treasury shares of our common stock used to satisfy the requirements of the Plan participants for dividend reinvestments or for optional cash investments not exceeding $10,000 per month. The discount offered in this situation is not related to or in any way linked to the waiver discount. If a discount is offered, the price per share is reduced by the discount. No brokerage commission will be charged. The price of shares of our common stock purchased pursuant to Requests for Waiver is described above under “Optional Cash Investments—Optional Investments Over Maximum Monthly Amount.”

The discount for original issue shares or treasury shares may vary between 0% and 5%, and will be established by us after a review of various factors, including current market conditions, the level of participation and our current and projected capital needs.

Timing and Control of Shares Purchased in the Open Market. If we do not elect to satisfy the requirements of the Plan participants with original issue shares or treasury shares of our common stock, the Plan Administrator will make arrangements with an Independent Agent to use initial and optional cash investments to purchase shares of our common stock during the relevant investment period and to use reinvested dividends to purchase shares on a quarterly basis. Purchases may be made over a number of days to meet the requirements of the Plan. No interest will be paid on funds held by the Plan Administrator pending investment. The Independent Agent may commingle your funds with those of other participants in the Plan for purposes of executing purchase transactions.

Because the Plan Administrator will arrange for the purchase of shares on behalf of the Plan through an Independent Agent, neither we nor any participant in the Plan has the authority or power to control either the timing or pricing of the shares purchased. Therefore, you will not be able to precisely time your purchases through the Plan, and you will bear the market risk associated with fluctuations in the price of our common stock. That is, if, for example, you send in an initial or optional cash investment, it is possible that the market price of our common stock could go up before the Plan Administrator arranges to purchase shares of our common stock with your funds. The Independent Agent will use its best efforts to apply all funds to the purchase of shares of our common stock before the next investment date, subject to any applicable requirements of federal or state securities laws. We reserve the right to designate an exclusive broker to purchase shares of our common stock on the open market.

Sale of Shares

You can sell any number of shares held in your Plan account by providing written notification to the Plan Administrator either by completing and submitting the tear-off portion of your account statement or by other written instructions. The Plan Administrator will arrange for sales to be made through an Independent Agent as soon as practicable after the receipt of your written request. The sale price will be the weighted average price of all shares sold for Plan participants for a period of time determined by the Independent Agent. The Independent Agent may commingle your shares with those of other participants in the Plan for purposes of executing sales transactions. You will receive the proceeds of the sale, less the transaction fee, brokerage commission and any required tax withholdings or transfer taxes. The transaction fee is waived for employees and total account liquidations of ten shares or less. Proceeds are paid by check and are mailed as soon as practicable after the transaction is settled with the Independent Agent. Such settlement dates are typically three business days following the sale. You will not earn interest on funds generated from the sale of shares for the time period between the date of sale and the date on which you receive your check. We reserve the right to designate an exclusive broker to sell shares on the open market.

Because the Plan Administrator will arrange for the sale of shares through an Independent Agent, neither we nor any Plan participant has the authority or power to control either the timing or the pricing of shares sold. Therefore, you will not be able to precisely time your sales through the Plan, and you will bear the market risk associated with fluctuations in the price of our common stock. That is, if, for example, you send in a request for a sale, it is possible that the market price of our common stock could go down before the sale is completed. If you prefer to have control over the exact price and timing of your sale, you can choose to withdraw the shares you wish to sell and conduct the transaction through a broker of your choice. See “Issuance of Certificates” on page 15.

Please note that if your total holdings fall below one share, the Plan Administrator may liquidate the fractional share, remit the proceeds to you, less any applicable commission and fees, and close your Plan account.

Safekeeping of Stock Certificates in Book-Entry Form

Shares of our common stock that you buy under the Plan will be maintained in your Plan account in book-entry form. In addition, you may also deposit any other shares of our common stock that you hold in certificate form into the Plan for “safekeeping” to be held in book-entry form, at no cost. Deposited shares represented by common stock certificates will be credited to your account. Thereafter, the shares are treated in the same manner as shares purchased through the Plan, giving you the options of reinvesting your dividends and selling your shares through the Plan.

Certificates will be issued only upon written request to the Plan Administrator. See “Issuance of Certificates” below.

To use the safekeeping service, complete the tear-off section of your account statement or write a letter of instruction and send it, along with your stock certificates, to the Plan Administrator. We recommend that securities be sent by registered mail and insured for 2% of their market value. Do not endorse the certificates or complete the assignment section.

Certificates deposited for safekeeping should be sent to:

Westar Energy

Shareholder Services

PO Box 750320

Topeka, Kansas 66675-0320

Gifts or Transfers of Shares

You can transfer shares from your Plan account to anyone you choose by transferring shares from your Plan account to the account of an existing Plan participant or transferring a whole number of shares from your Plan account to a recipient outside the Plan. Any required tax withholdings or transfer taxes will be deducted from the number of shares transferred to another person.

You may transfer shares to the accounts of existing Plan participants or to establish a new account for another person. If your investments or transfers are made to an existing Plan account, the dividends on the shares credited pursuant to such investments or transfers will be reinvested in accordance with the elections made on the existing Plan account you transfer your shares to. If you participate in dividend reinvestment and your request to transfer your shares is received after a dividend record date, the processing of your request may be held until after your account is credited with reinvested dividends. This holding period could be as long as four weeks.

When authorizing a transfer of shares, you must send written instructions to the Plan Administrator, and you must have your signature on the letter of instruction medallion guaranteed by a financial institution participating in the Medallion Signature Guarantee program. A Medallion Signature Guarantee is a special guarantee for securities-related documents that may be obtained through a financial institution, such as a broker, bank, or credit union. The guarantee ensures that the individual requesting the stock transfer is who he or she purports to be and is the owner (or has the authority to act on behalf of the record owner) of the applicable security. Most banks and brokers participate in the Medallion Signature Guarantee Program.

If you need additional assistance regarding the transfer of your shares, please call the Plan Administrator at 1-800-527-2495.

Issuance of Certificates

At any time, you may obtain a certificate, free of charge, for all or a part of the whole shares of our common stock in your Plan account upon written request to the Plan Administrator.

Certificates will be issued for whole shares only. In the event your request involves a fractional share, a check for the value of the fractional share will be mailed to you. The Plan Administrator will issue the certificates within 10 business days of the receipt of your request.

Certificates will be issued in the name(s) in which the account is registered, unless otherwise instructed in writing by the record owners. If the certificate is to be issued in a name other than your Plan account registration, the signature on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Signature Guarantee program, as described under “Gifts or Transfers of Shares” on page 15.

Pledging of Shares

You may not pledge as collateral shares of our common stock held in your Plan account. If you wish to pledge shares of our common stock held in your account, you must request that certificates for those shares be issued. You can then deliver the certificates as collateral. See “Issuance of Certificates” above.

Statements of Account

If you participate in dividend reinvestment, the Plan Administrator will mail you a statement after each quarterly reinvestment showing all of your year-to-date transactions (shares, amounts invested, purchase prices) and other account information. Supplemental statements or notices will be sent in any month when you make an initial or optional cash investment or a deposit, transfer or withdrawal of shares.

If you do not participate in dividend reinvestment, the Plan Administrator will mail you a statement or notice confirming any transactions you make under the Plan. If you continue to be enrolled in the Plan, you will receive an annual account statement. You may, however, request a statement of your account for the current year and for account activity as far back as August 1995 from the Plan Administrator, at any time, free of charge. There will be a $15 flat fee per account charged for duplicate statements and account activity prior to August 1995.

Please retain your statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

You should notify the Plan Administrator promptly of any change in address since all notices, statements and reports will be mailed to your address of record.

Summary of Participation Fees

Enrollment Fee for New Investors	No service charge
Reinvestment of Dividends	No service charge
Optional Cash Investments	No service charge
Purchase of Shares
Open Market	Currently, brokerage commission of approximately $0.05 per share
Issued by the Company	No brokerage commission
Sale of Shares	Transaction fee of $5.00 and, currently, brokerage commission of approximately $0.075 per share
Gift or Transfer of Shares	No service charge
“Safekeeping” of stock in book-entry form	No service charge
Certificate Issuance	No service charge
Account History (Duplicate Statements of Account)	No service charge; except $15.00 per account for duplicate statements and account activity prior to August 1995

The Plan Administrator will deduct the applicable fees from the funds for investment or proceeds from a sale. For more details concerning fees, see “Enrollment,” “Purchase of Shares,” “Sale of Shares,” and “Statements of Account” on pages 9, 13, 14 and 15, respectively.

Termination of Participation

You may terminate your participation in the Plan at any time by delivering written instructions to the Plan Administrator. Your request must be signed by all registered holders listed on the account and received at least three business days prior to a dividend record date. If your request to terminate your Plan account or to stop dividend reinvestment is received after that date, the dividends related to that record date may be reinvested and shares of our common stock will be added to your Plan account. Generally, your account may not be terminated until after it is credited with the shares resulting from the pending dividend reinvestment. Upon termination, you must elect either to receive the number of whole shares held in your account and a check for the value of any fractional share or to have all of the shares in your account sold for you as described under “Sale of Shares” on page 14. If you elect to receive the shares, a certificate for the whole shares will be issued and delivered to you and a check for any fractional share. The Plan Administrator will send your stock certificates and/or proceeds to you as soon as practicable.

Other Information About the Plan

Stock Splits, Stock Dividends and Other Distributions. In the event dividends are paid in shares of our common stock or if shares of our common stock are distributed in connection with any stock split or similar transaction, each account balance will be adjusted to reflect the receipt of shares of our common stock paid or distributed. You will receive a statement indicating the number of shares credited to your account as a result of the transaction.

Voting of Shares. We will mail you (or, at your request, deliver electronically) proxy materials, including a proxy card representing all shares credited to your Plan account, including fractional shares, and all shares you hold in certificate form. The proxy will be voted as indicated by you in accordance with the applicable proxy voting instructions. If you do not provide any instruction on your properly signed and returned proxy card, all of your shares will be voted in accordance with the recommendations of our management. If you do not return the proxy card or you return it unsigned, none of your shares will be voted by proxy.

Shareholder Communications. In addition to proxy materials, Plan participants will also receive all communications sent to holders of our common stock. Plan participants can also obtain current financial and other information about us by calling 1-800-527-2495 or by visiting our website at www.westarenergy.com.

Liability of the Plan Administrator, the Independent Agent and Westar Energy, Inc. Neither we, the Plan Administrator, nor the Independent Agent will be liable for any act performed in good faith or for any good faith omission to act. This includes, without limitation, any claims of liability for (1) failure to terminate an account upon the death of a participant prior to receiving written notice of such death, along with a request to terminate participation from a qualified representative of the deceased; (2) purchase or sale prices reflected in a participant’s Plan account or the dates of purchases or sales of a participant’s Plan shares; or (3) any fluctuation in the market value of shares of our common stock after purchase or sale of shares.

Plan Modification or Termination. We reserve the right to suspend, terminate or modify the Plan at any time. We will notify you of any such suspension, termination or, if material, modification of the Plan. We and the Plan Administrator also reserve the right to change any administrative procedures, fees and commissions of the Plan without notice.

Change of Eligibility; Termination. We reserve the right to deny, suspend or terminate participation by a Plan participant who is using the Plan for purposes inconsistent with the intended purpose of the Plan. In such event, the Plan Administrator will notify you in writing of its decision and will continue to maintain your shares in book-entry form but will no longer accept optional cash investments or reinvest your dividends. The Plan Administrator will issue a certificate to you upon written request.

Multiple Accounts. For purposes of determining whether a Plan participant is attempting to invest more than $10,000 per month without our prior approval of such participant’s Request of Waiver we reserve the right to aggregate all optional cash investments for Plan participants with more than one account using the same name, address or social security or taxpayer identification number and may aggregate Plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership. In the event that we exercise our rights to aggregate investments and the result would be an investment in excess of $10,000 per month without a Request for Waiver approved by us, the amount in excess of $10,000 will be returned, without interest, as promptly as practicable.

Transfer Agent. Our Shareholder Services department presently acts as transfer agent for our common stock. We reserve the right to terminate the transfer agent and appoint another agent. All participants will receive notice of any such change.

No Profit or Dividends Assured. We cannot assure you of a profit on your investment in shares of our common stock or protect you against a loss of any or all of your investment in shares of our common stock. The payment of dividends on shares or our common stock is at the discretion of our board of directors and will depend upon our future earnings, our financial condition and other factors. There can be no assurance as to the declaration or payment of any dividend on our common stock. See “Dividends” on page 19.

Interpretation of the Plan. Our officers are authorized to take any actions that are consistent with the Plan’s terms and conditions. We reserve the right to interpret and regulate the Plan as we deem necessary or desirable in connection with the Plan’s operations.

U.S. Federal Income Tax Information

You are advised to consult your own tax advisor. The following summary of certain U.S. federal income tax consequences is not a comprehensive summary of all tax considerations that may be relevant to a Plan participant, does not describe tax consequences applicable to Plan participants subject to special rules (such as partnerships, non-U.S. persons engaged in a U.S. trade or business or non-U.S. persons that own, or have owned, actually or constructively, more than 5% of our shares) and is for general information only.

Your dividends reinvested under the Plan will be taxable for U.S. federal income tax purposes just as if you actually received them in cash. In general, you will receive from the Plan Administrator an Internal Revenue Service (“IRS”) Form 1099-DIV indicating the amount of dividends paid to you during the year, whether or not they are reinvested, shortly after the end of the year. If you choose the Full Dividend Reinvestment or Partial Dividend Reinvestment option (rather than the Optional Cash Investments Only option), we also intend to treat the amount of any discount you receive with respect to a dividend reinvestment or an optional cash reinvestment as an additional dividend distribution to you. The tax treatment of any discount is unclear, however, and you should consult with your own tax advisor as to the proper treatment of any discount for tax purposes.

You will not realize a gain or loss for U.S. federal income tax purposes on the transfer of shares to the Plan or the withdrawal of whole shares from the Plan. You will, however, generally realize a gain or loss on the sale of any of your shares (including the receipt of cash for a fractional share) held in the Plan. The amount of gain or loss generally will be the difference between the amount you receive for the shares and your tax basis in those shares. In order to determine your tax basis in the shares acquired through the Plan, you should retain all of your account statements.

Your tax basis in shares acquired through the Plan, whether with reinvested dividends or with cash payments, will equal the amount paid for the shares, including any brokerage fee or commission, plus the amount of any discount that is treated as a dividend for tax purposes. Your holding period for shares acquired through the Plan will begin on the day after the date the shares are credited to your account.

In general, dividends on your shares (including any discounts treated as dividends) and proceeds from the sale of your shares held in the Plan generally will be subject to backup withholding tax at the applicable rate specified by the IRS, unless you provide a properly completed IRS Form W-9 (or other applicable form) to the Plan Administrator. If you have not provided an IRS Form W-9 (or other applicable form) to the Plan Administrator, you may obtain one from the Plan Administrator. Any amount withheld as backup withholding will be allowable as a refund or credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Dividends paid on shares held in the Plan for participants who are non-resident aliens or non-U.S. corporations, estates or trusts (including any discounts treated as dividends) are generally subject to a withholding tax at the applicable rate specified by the IRS. The withholding tax may be reduced or eliminated by treaty between the U.S. and the country in which the Plan participant resides. The Plan participant must provide to us or the Plan Administrator appropriate documentation to claim the benefit of such a treaty.

If you are a non-U.S. person, you would generally be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our shares if (i) we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as determined for tax purposes, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We may be, or may prior to your disposition of our shares become, a U.S. real property holding corporation.

Information returns will be filed with the IRS in connection with payments of dividends on our shares (including any discounts treated as dividends) and may be filed in connection with the proceeds from a sale or other disposition of our shares.

Dividends

Holders of our common stock are entitled to dividends when and as declared by our board of directors. However, prior to the payment of common dividends, we must first pay dividends to the holders of preferred stock based on the fixed dividend rate for each series.

Quarterly dividends on common and preferred stock have historically been paid on or about the first business day of January, April, July and October to shareholders of record as of or about the ninth day of the preceding month. Our board of directors reviews our common stock dividend policy from time to time. Among the factors the board of directors considers in determining our dividend policy are earnings, cash flows, capitalization ratios, regulation, competition and financial loan covenants. During 2008 our board of directors declared four quarterly dividends, each at $0.29 per share, reflecting an annual dividend of $1.16 per share. On February 25, 2009, our board of directors declared a quarterly dividend of $0.30 per share on our common stock payable to shareholders on April 1, 2009. The indicated annual dividend rate is $1.20 per share.

Our articles of incorporation restrict the payment of dividends or the making of other distributions on our common stock while any preferred shares remain outstanding unless we meet certain capitalization ratios and other conditions. We were not limited by any such restrictions during 2008. We provide further information on these restrictions in Note 17 of the Notes to Consolidated Financial Statements, “Common and Preferred Stock.” We do not expect these restrictions to have an impact on our ability to pay dividends on our common stock.

Description of Capital Stock

The statements made under this caption include summaries of certain provisions contained in our articles of incorporation and by-laws. These statements do not purport to be complete and are qualified in their entirety by reference to such articles of incorporation and by-laws.

Our authorized capital stock under the articles of incorporation consists of 150,000,000 shares of common stock, $5.00 par value, 6,000,000 shares of preferred stock, no par value, 600,000 shares of preferred stock, $100.00 par value, and 4,000,000 shares of preference stock, no par value.

Common Stock

Our authorized common stock consists of 150,000,000 shares, $5.00 par value, of which 108,311,135 shares were issued and outstanding as of December 31, 2008. The issued and outstanding shares of common stock are, and any shares of common stock issued will be, fully paid and non-assessable. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. As of February 18, 2009, there were 23,822 holders of record of our common stock. The articles of incorporation do not provide for preemptive or other subscription rights of the holders of common stock. We are the transfer agent and registrar for our common stock.

Our articles of incorporation limit the payment of dividends or other distributions on the common stock under certain conditions. As long as there is any preferred stock outstanding, we cannot pay dividends or other distribution on common stock unless all past preferred stock dividends have been paid and all preferred stock dividends payable in the current quarter have been paid or declared and a sum sufficient for their payment set aside.

In addition, dividends or distributions on our common stock may be limited depending on our capitalization ratio (“Capitalization Ratio”) which is defined in our articles of incorporation as a fraction, the numerator of which is the total of common stock, preference stock (together, “Subordinated Stock”), premium on Subordinated Stock and surplus accounts subject to certain adjustments, and the denominator of which is long term debt and the total stated capital or par value of all issued and outstanding capital stock of all classes, including premium thereon and surplus accounts subject to certain adjustments. The Capitalization Ratio is measured at the end of the second calendar month immediately preceding the date of the proposed dividend or distribution and after giving effect to such proposed dividend or distribution and is calculated on an unconsolidated basis.

If the Capitalization Ratio is less than 20%, then total dividends and distributions on all Subordinated Stock for the 12 months ending with and including the date of the proposed payment may not exceed 50% of Available Net Income, which is defined as total net income available for dividends on Subordinated Stock for the 12 calendar months ending with and including the second calendar month immediately preceding the date of the proposed payment, subject to certain adjustments. If the Capitalization Ratio is at least 20% but less than 25%, then total dividends and distributions on all Subordinated Stock may not exceed 75% of Available Net Income. Except to the extent permitted by the foregoing, we may not pay any dividends or make distributions on Subordinated Stock that would reduce the Capitalization Ratio to less than 25%, and dividends and distributions on common stock may only be paid out of surplus or net profits legally available for the payment of dividends.

As of December 31, 2008, our Capitalization Ratio exceeded 25%.

Preferred Stock

We are authorized to issue 6,600,000 shares of preferred stock, which may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by our board of directors prior to the issuance of any shares thereof. Each series may differ from each other series already outstanding as may be declared from time to time by our board of directors in the following respects: (1) the rate of dividend; (2) the amount per share, if any, which the preferred stock shall be entitled to receive upon the redemption of such shares, our liquidation, the distribution or sale of assets or our dissolution or winding up; (3) terms and conditions of conversion, if any; and (4) terms of sinking fund, redemption or purchase account, if any.

As of December 31, 2008, we had three series of $100.00 par value preferred stock outstanding, the 4 1/2% Series (121,613 shares outstanding), the 4 1/4% Series (54,970 shares outstanding) and the 5% Series (37,780 shares outstanding), and no shares of no par value preferred stock were outstanding. Dividends on the outstanding series of preferred stock are cumulative and payable quarterly. Each series of preferred stock is redeemable at any time, in whole or in part, at the redemption price for such series, plus accrued and unpaid dividends.

The preferred stock has special voting rights which are triggered when dividends on the stock are in default in an amount equal to four or more quarterly dividends, whether or not consecutive. If dividends are not paid for four or more dividend periods on all series of preferred stock then outstanding, the holders of the preferred stock are entitled to elect the smallest number of directors necessary to constitute a majority of the full board of directors until such unpaid dividends shall be paid.

We may not, without the consent of the holders of at least two-thirds of the preferred stock then outstanding, voting as a class:

(1)	define or specify preferences, qualifications, limitations or other rights for authorized but unissued shares of preferred stock superior to those of outstanding shares of such stock (except for differences described in items (2) through (4) in the first paragraph under the caption “—Preferred Stock”) or amend, alter, change or repeal any of the express terms or provisions of the then outstanding preferred stock in a manner substantially prejudicial to the holders thereof; or

(2)	issue or sell any preferred stock or any class of stock ranking prior to or on a parity with the preferred stock other than in exchange for or for the purpose of effecting the retirement of not less than a like number of shares of preferred stock or shares of stock ranking prior to or on a parity therewith or securities convertible into not less than a like number of such shares unless

•

aggregate capital applicable to common stock and preference stock plus surplus equals the involuntary liquidation preference of all preferred stock and any such other stock ranking prior thereto or on a parity therewith and

•

our net earnings (as defined in our articles of incorporation) for a period of 12 consecutive calendar months within the 15 calendar months preceding the date of issuance, available for the payment of dividends, shall be at least two times the annual dividend requirements on the preferred stock and on any such other stock ranking prior thereto or on a parity therewith after giving effect to the proposed issuance, and the net earnings (as defined in our articles of incorporation), for the same period, available for payment of interest shall be at least one and one-half times the sum of annual interest requirements and dividend requirements on preferred stock and such other stock ranking prior thereto or on a parity therewith after giving effect to the proposed issuance.

The articles of incorporation also provide that without the consent of the holders of at least a majority of the preferred stock then outstanding, voting as a class, or if more than one-third shall vote negatively, we shall not:

(1)	merge or consolidate with or into any other corporation;

(2)	sell, lease or exchange all or substantially all of our property or assets unless the fair value of our net assets after completion of such transaction shall at least equal the liquidation value of all outstanding shares of preferred stock; or

(3)	reacquire or pay any dividends or make any other distribution upon shares of the preference stock or the common stock or any other class of our stock over which the preferred stock has preference with respect to the payment of dividends or the distribution of assets, unless after any such action the sum of

•	the capital represented by our outstanding preference stock, common stock or other stock over which the preferred stock has preference,

•	our earned surplus, and

•	our capital surplus

in each case on an unconsolidated basis, shall not be less than the sum of $10,500,000 plus an amount equal to twice the annual dividend requirement on all outstanding shares of preferred stock and on any such other stock ranking prior thereto or on a parity therewith.

Preference Stock

We are authorized to issue 4,000,000 shares of preference stock, which may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by the board of directors prior to the issuance of any shares thereof.

Each series may differ from each other series already outstanding, as may be declared from time to time by the board of directors, in the following respects:

•	the rate of dividend;

•	whether shares of preference stock are subject to redemption, and if so, the amount or amounts per share which the shares of such series would be entitled to receive in case of redemption;

•	the amounts payable in the case of our liquidation, the distribution or sale of our assets or our dissolution or winding up;

•	terms and conditions of conversion, if any;

•	terms of sinking fund, redemption or purchase account, if any; and

•	any designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof.

There are currently no shares of our preference stock outstanding.

Certain Provisions of Westar Energy’s Articles and By-laws

Article XVII of the articles of incorporation requires the affirmative vote of the holders of not less than 80% of the outstanding shares of common and preferred stock entitled to vote and the affirmative vote of the holders of not less than a majority of the outstanding shares of stock entitled to vote held by any shareholders other than any shareholder, together with its affiliates and associates, which becomes the beneficial owner of 10% or more of the outstanding shares entitled to vote (an Interested Stockholder), to approve or authorize certain “business combinations” (including any merger, consolidation, self-dealing transaction, recapitalization or reclassification or issuance of stock) with an Interested Stockholder.

Article XVII does not apply to any business combination with an Interested Stockholder

(1)	that has been approved by a majority of the directors of the company who were members of our board of directors immediately prior to the time an Interested Stockholder involved in a business combination became an Interested Stockholder, or

(2)	in which the cash or fair market value of the consideration offered in such business combination is not less than the highest price per share paid by the Interested Stockholder in acquiring any of its holdings of each class of our capital stock.

Our articles of incorporation and by-laws provide for a classified board of directors consisting of not less than seven nor more than fifteen directors. The directors are divided into three classes as nearly equal in number as may be, and directors are elected to serve a term of three years. Under the by-laws, directors may be removed only for cause as set forth therein. Provisions in our by-laws relating to the classified board of directors and removal of directors may only be amended, altered or repealed by the affirmative vote of at least 80% of the outstanding shares entitled to vote in any election.

Use of Proceeds

Since the requirements of Plan participants may be satisfied by the issuance of new shares of common stock by us, by the issuance of treasury shares of common stock held by us or by purchases of shares of common stock in the open market by the Independent Agent, the number of shares of common stock, if any, that we ultimately sell under the Plan, or the prices at which shares will be sold, are not known. If the share requirements of Plan participants are satisfied by purchases in the open market, we will not receive any proceeds. If we issue new shares or treasury shares to satisfy the requirements of Plan participants, the proceeds from the sale will be used for our working capital requirements, to repay debt and for general corporate purposes.

Plan Of Distribution

Except to the extent the Independent Agent purchases shares of our common stock in the open market, we will sell directly to the Plan Administrator the shares of our common stock acquired under the Plan. There are no brokerage commissions in connection with the purchases of such newly issued shares or treasury shares of our common stock.

In connection with the administration of the Plan, we may be requested to approve investments made pursuant to Requests for Waiver by or on behalf of Plan participants or other investors who may be engaged in the securities business.

Persons who acquire shares of our common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934 and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a Plan participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased. We may, however, accept investments made pursuant to Requests for Waiver by such persons.

From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions to benefit from any waiver discounts applicable to investments made pursuant to Requests for Waiver under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan. In connection with any investment in which the Independent Agent purchases shares of our common stock on the open market or in privately negotiated transactions with third parties, you will pay your pro rata share of all brokerage commissions and fees. Upon withdrawal by a participant from the Plan by the sale of shares of our common stock held under the Plan, the participant will receive the proceeds of that sale less a brokerage commission and any applicable withholdings, transfer or other taxes. Our common stock may not be available under the Plan in all states. We are not making an offer to sell our common stock in any state where the offer or sale is not permitted.

Legal Matters

Larry D. Irick, Esq., Vice President, General Counsel and Corporate Secretary of Westar Energy, will issue an opinion regarding certain legal matters in connection with the common stock offered hereby. Mr. Irick owns shares of our common stock and has been granted restricted share units.

Where You Can Find More Information

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580,, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information regarding its public facilities. Our SEC filings, including the complete registration statement of which this prospectus is a part and all of the exhibits to it are also available to the public from the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those previously filed documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities we are offering. Any statement contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference in this prospectus, modifies or supercedes that statement:

(a)	Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2008;

(b)	Our Current Report on Form 8-K filed March 9, 2009.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Westar Energy, Inc.

818 South Kansas Avenue

Topeka, Kansas 66612

Attn: Investor Relations

(785) 575-6300

No Other Representations

No person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which said offer or solicitation is not qualified or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

WESTAR ENERGY, INC.

DIRECT STOCK PURCHASE PLAN

PROSPECTUS

Dated March 13, 2009